Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Alpha Core Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$45,000,000.00(1)	0.01531%	$ 6,889.50(2)

Fees Previously Paid	—		—

Total Transaction Valuation	$45,000,000.00(1)

Total Fees Due for Filing			$ 6,889.50

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$ 6,889.50

(1)	Calculated as the aggregate maximum purchase price for Common Units.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.